FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COSAN LIMITED

Item
1.	Minutes of the Board of Directors’ meeting of Cosan S.A. Indústria e Comércio held on August 7th, 2009

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED
Date:	August 18, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

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Item 1.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Corporate Taxpayer’s ID (CNPJ) 50.746.577/0001-15
Corporate Registry ID (NIRE) 35.300.177.045

Minutes of the board of directors’ meeting
Held on august 7, 2009

1.           Date, Time and Place: August 7, 2009, at 10:00 A.M., at the Company’s administrative office, located at Avenida Juscelino Kubitschek, 1.726, 6º andar, in the City and State of São Paulo.

2.           Attendance:    All members of the Company’s Board of Directors attended the meeting, namely: Messrs. Rubens Ometto Silveira Mello, Chairman of the Board of Directors, Pedro Isamu Mizutani, Vice-Chairman of the Board of Directors, Burkhard Otto Cordes, Marcelo Eduardo Martins, Marcus Vinícius Pratini de Moraes, Roberto de Rezende Barbosa, Maílson Ferreira da Nóbrega, Sylvio Pereira de Castro and Pedro Luiz Cerize (Represented by Rubens Ometto Silveira Mello). All members attended the meeting through conference call, as authorized by paragraph 2 of Article 20 of the Company’s Bylaws.

3.           Call: The meeting was called by E-mail and the call notice was waived in view of the attendance of all board members.

4.           Presiding Board:        Chairman: Rubens Ometto Silveira Mello; Secretary: Pedro Isamu Mizutani.

5.           Agenda: The Chairman informed the attending members that the present meeting had the purpose of resolving on the following agenda: (a) disclosure of the results and financial statements for the first quarter of the fiscal year of 2009/10 of the Company, ended June 30, 2009; (b) approval of the reapportioning of part of the stock option standard plan due to changes in the Company’s Board of Executive Officers, as per resolution at the Extraordinary General Meeting held on August 30, 2005; (c) documenting of the resignation of Board Member MarcusVinícius Pratini de Moraes, tendered in writing on August 7, 2009; (d) election of a member to assume the vacant position of said Member in the Board of Directors, through appointment by the Chairman, pursuant to Sole Paragraph of Article 18 of the Company’s Bylaws; (e) ratification of the derivative transactions executed by the Company; (f) capital stock increase due to exercise of subscription bonus.

6.           RESOLUTIONS:

The attending members decided, by unanimous vote:

(a) to approve the Company’s results and financial statements for the first quarter of the fiscal year of 2009/10, ended June 30, 2009;

(b) to approve the reapportioning of 165,657 options of buying shares part of the stock option standard plan due to changes in the Company’s Board of Executive Officers, as per resolution at the Extraordinary General Meeting held on August 30, 2005;

(c) to document the resignation of Board Member MarcusVinícius Pratini de Moraes, tendered in writing on August 7, 2009;

(d) Subsequently, the Chairman of the Board of Directors, performing his duties, pursuant to Sole Paragraph of Article 18 of the Company’s Bylaws, appointed, due to aforementioned resignation, Mr. SERGE VARSANO, French, married, businessman, French passport number xxxxxxxxx, issued on xx xx, xxxx in Paris, France, resident and domiciled in France, with business address at Rue de La Ville I’Evêque, in Paris (75008) to the vacant position of Board Member of the Company, whose term of office will be effective up to the maturity of the unified term of office the other board members, elected at the Annual General Meeting held on August 29, 2008;

(e) to approve and ratify the derivative transactions executed by the Company with the following counterparties: New Edge; Fortis Bank; Prudential Bache Commodities LLC; Natixis Commodity Markkets Ltd.; Sucden Financial Ltd., ADM Investor Services International Limited; Credit Suisse Hesgeing Griffo; Macquarie Bank Limited; Barclays Bank PLC; Morgan Stanley Capital Group Inc; Barclay’s Group Inc., Banco Bradesco S.A., Banco Itaú-BBA S.A.; Banco UBS Pactual; J. Aron & Company (Goldman Sachs); Banco Morgan Stanley Witter S.A; and

(f) to approve the capital stock increase in the amount of R$800.00 through the issue of 50 new shares of the Company, at the issue price of R$16.00, due to the exercise of subscription bonus by shareholder, as per resolution of this Board, pursuant to the minutes of the meeting held on September 19, 2008, which established the issue of bonus in favor of the shareholder that subscribed the capital increase on that occasion. Due to the capital increase herein approved, the Company’s capital stock increases from R$4,155,315,531.43 to R$4,155,316,331.43, within the limit of authorized capital, pursuant to Article 6 of the Company’s Bylaws, and the number of shares representing the Company’s capital stock increases from 372,810,092 to 372,810,142 shares.

7.           Closure:  There being no further business to discuss, the Chairman adjourned the meeting, of which these present minutes were drawn up, read, found in compliance, and signed by all in attendance. São Paulo, August 7, 2009. aa) Rubens Ometto Silveira Mello – Chairman of the Board of Directors; Pedro Isamu Mizutani – Vice-Chairman of the Board of Directors; Burkhard Otto Cordes; Marcelo Eduardo Martins, Marcus Vinícius Pratini de Moraes, Roberto rezende Barbosa, Sylvio Pereira de Castro, Maílson Ferreira da Nóbrega and Pedro Luiz Cerize (represented by Rubens Ometto Silveira Mello), members of the Board of Directors.

This is a free English translation of the original instrument drawn up and filed in the Company’s records.

Rubens Ometto Silveira Mello

Chairman